Mail Stop 4561

July 31, 2009

David Cho, CEO
Restaurant Concepts of America, Inc.
11301 Lakeline Boulevard
Austin, TX 78717

> **Re:** **Restaurant Concepts of America, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 10, 2009**
> **File No. 333-160517**

Dear Mr. Cho:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Outside Cover Page of Prospectus

1. We note that certain disclosure in this section, such as your discussion of shell companies and blank check companies, contains legal jargon that does not appear to comply with the plain English principles of Rule 421(d) of Regulation C. Rule 421(d) provides that information in the front of the prospectus must highlight information that is important for investors, and must also be easy to read. See SEC Release No. 33-7497. Please revise your disclosure as appropriate.

Prospectus Summary, page 5

2. Please revise this section, and the "Summary of the Offering" section, to clearly state that your accountants have issued a going concern opinion.

Executive Compensation, page 16

3.   Please revise your footnotes to the summary compensation table, or your disclosure in the
        Compensation Discussion and Analysis section, to explain why the shares of common stock
        were awarded to Messrs. Cho and Wainscott, as well as how the specific amounts were
        determined. See Item 402(o) of Regulation S-K.

4.   Given that Mr. Wainscott is a director and not a named executive officer, it appears that you
        should include a separate summary compensation table consistent with the requirements of
        Item 402(r) of Regulation S-K. Please explain, or revise, as appropriate.

Description of Business, page 20

Business Overview, page 20

5.   We note your disclosure on page 21 that you are "currently in negotiations to finalize a
        contract to provide introductions to new and existing regional restaurant concepts in Texas,
        which [you hope] to finalize shortly after the filing of the Registration Statement." This
        disclosure appears to be inconsistent with your disclosure elsewhere in the registration
        statement, such as on page 5, that you do not have any "restaurant concepts which [you] are
        aware of and/or have contracted with." Please explain the inconsistency, or revise your
        disclosure so that it is consistent. If you have already closed the transaction, please revise
        to discuss the material details of the transaction. Please describe in your response letter the
        status of the negotiations and the nature of the restaurant concepts that are the subject
        matter of the negotiations.

Competition, page 21

6.   We note that you have identified La Madeleine, Atlanta Bread Company, and Panera Bread
        as competitors. Considering that you have not begun operations, have plans to operate as
        restaurant holding company, and have disclosed that you are currently in negotiations to
        finalize a contract to provide introductions to new and existing regional restaurant concepts
        in Texas, please clarify why you anticipate that these three entities will be your "biggest"
        competitors. If your current plan to "specialize in the development and expansion of
        proven independent restaurant concepts" is focused on sandwich and bakery-café style
        restaurants in Texas, please state this.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Liquidity and Capital Resources, page 24

7.   We note that you estimate the need for approximately $500,000 of additional funding
        during the next twelve months to continue your business operations and expand your
        operations as planned, and that you believe you can continue your operations for

approximately the next nine months if no additional financing is raised. Please revise to include a more detailed discussion of your business plans if no additional funds are raised. Also provide a more detailed discussion of your plans if less than $500,000 is raised.

Undertakings, page 35

8.   Undertaking 4 appears inapplicable because the offering is not a primary offering of your securities. Please explain, or revise, as appropriate.

9.   Undertakings 6 and 7 appear inapplicable because you are not relying on Rule 430A. Please explain, or revise, as appropriate.

10.   Undertaking 8(a) appears inapplicable because you are not relying on Rule 430B. Please explain, or revise, as appropriate.

Exhibit 5.1

11.   We note that the legal opinion states that the shares "will, when sold by the Selling Shareholders as described in the Registration Statement, be legally issued, fully paid and non-assessable." The prospectus indicates that the shares have already been issued to the Selling Shareholders. The legal opinion should be revised to remove the suggestion that they will not be legally issued, fully paid and non-assessable until sold under the registration statement.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (713) 524-4122
        David M. Loev, Esq.
        The Loev Law Firm, PC